FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr Paul A Schmidt, a
director of Gold Fields Limited, has exercised Share Options which were issued to him in terms of The GF Management Incentive
Scheme, as amended.

Share options are offered at a strike price, with a third of the total share option grant vesting upon the second, third and
fourth anniversaries of the grant date. The vested options can be exercised before the expiry date which is seven years from the grant date. The value of the Options which a participant may exercise will be the difference between the Share price at the date of exercise and the Strike price on the allocation date.

Details of the transaction are set out below:
PA Schmidt
Nature of transaction
On market sale of shares/options in
terms of the above scheme
Transaction Date 1 March 2011
Number of Shares/Options 15,934
Class of Security Ordinary Shares
Strike price per share option
Please refer to the table below
Market price per share R124.28
Total Value R1,980,341
Total proceeds R789,255
Vesting Period
A third of the total share option
grant vests upon the second, third
and fourth anniversaries of the grant
date and the options expire seven
years from grant date.
Nature of interest Direct and Beneficial

NAME SURNAME NUMBER OF OFFER MARKET TRANSACTION
SHARES/OPTIONS
PRICE
(ZAR)
PRICE
(ZAR)
DATE
Paul Schmidt 500 84.17 124.284 01/03/2011
2534 83.85 124.284 01/03/2011
900 93.49 124.284 01/03/2011
2400 83.18 124.284 01/03/2011
2400 76.75 124.284 01/03/2011
1200 67.93 124.284 01/03/2011
1200 67.93 124.284 01/03/2011
2400 63.65 124.284 01/03/2011
2400 63.65 124.284 01/03/2011
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
3 March 2011
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 3 March 2011
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
              Relations and Corporate Affairs